SHEARMAN & STERLING

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RECD S.E.C.
SEP 1 1 2002
1086

September 9, 2002

02049971

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated September 4, 2002 discussing pilot negotiations.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

dlw 9/13

Manuel A. Orillac

cc: Jean-Marc Bardy, Dominique Barbarin
Air France

PADOCS01/215243.11

Information

Roissy, 4 September 2002

After the terrorist attacks on September 11, 2001, the management and unions agreed to take one year to finalize these negotiations and to start discussions on an interim agreement.

As a result, two agreements were signed in December 2001 and April 2002 :

1) a general increase of 4%, designed to take into account the three-year wage freeze (October 1998/October 2001). The purpose of this freeze was to ensure convergence of Air France pilots' salaries with the average salaries paid by our European competitors.

2) a reform of the pilots' remuneration system (system of credited hours in line with the usual remuneration method used by most airlines worldwide) equivalent to an average increase of 3.3%.

After these two agreements were concluded, Air France offered its pilots a higher wage scale than that used by its European competitors.

In 1998, remuneration levels of Air France pilots were 30% higher than Lufthansa and 19% higher than BA.

In 2001, remuneration levels of Air France pilots were 6% higher than the average levels of Air France's three main competitors: British Airways, Lufthansa and KLM.

However, the unions are today still demanding an additional increase of 10%, which would represent a total 17%-increase. This is incompatible with the current sector and economic environment.

Contact : Dominique Barbarin (33) 1 41 56 88 60 dobarbarin@airfrance.fr
Site Internet : www.airfrance-finance.com

During the negotiations, the proposals made to unions by Air France's management mainly covered the following:

- improved remuneration for pilots in training,
- a reform of the flight time calculation method designed to improve pilots' remuneration while simultaneously improving flight punctuality and in consequence Air France's economic performance,
- a profit sharing scheme together with a stakeholder package,
- a wage policy with the necessary guarantees to uphold purchasing power until 2005.

No agreement was reached on these proposals.

Air France management reiterated that it is willing to resume talks at any time on an economic basis which is acceptable for the Company.

Contact : Dominique Barbarin (33) 1 41 56 88 60 dobarbarin@airfrance.fr
Site Internet : www.airfrance-finance.com